UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             Playtex Products, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per share
                         (Title of Class of Securities)

                                   72813P 10 0
                                 (CUSIP Number)

                                 John W. Childs
                        J.W. Childs Equity Partners, L.P.
                               One Federal Street
                           Boston, Massachusetts 02110
                                  (617)753-1100
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 1, 1998
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                         Page 2 of 10 Pages
---------------------                                         ------------------




1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           J.W. Childs Equity Partners, L.P.
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              a) |_|
                                                                         (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       7,855,764
       BENEFICIALLY         8          SHARED VOTING POWER
         OWNED BY
           EACH                        0
         REPORTING          9          SOLE DISPOSITIVE POWER
          PERSON
           WITH                        7,855,764
                            10         SHARED DISPOSITIVE POWER

                                       0
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,855,764
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.05%
14         TYPE OF REPORTING PERSON*

           PN
---------- ---------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                         Page 3 of 10 Pages
---------------------                                         ------------------




1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           J.W. Childs Advisors, L.P.
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              a) |_|
                                                                         (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       7,855,764
       BENEFICIALLY         8          SHARED VOTING POWER
         OWNED BY
           EACH                        0
         REPORTING          9          SOLE DISPOSITIVE POWER
          PERSON
           WITH                        7,855,764
                            10         SHARED DISPOSITIVE POWER

                                       0
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,855,764
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.05%
14         TYPE OF REPORTING PERSON*

           PN
---------- ---------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                         Page 4 of 10 Pages
---------------------                                         ------------------




1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           J.W. Childs Associates, L.P.
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              a) |_|
                                                                         (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       7,855,764
       BENEFICIALLY         8          SHARED VOTING POWER
         OWNED BY
           EACH                        0
         REPORTING          9          SOLE DISPOSITIVE POWER
          PERSON
           WITH                        7,855,764
                            10         SHARED DISPOSITIVE POWER

                                       0
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,855,764
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.05%
14         TYPE OF REPORTING PERSON*

           PN
---------- ---------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                         Page 5 of 10 Pages
---------------------                                         ------------------




1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           J.W. Childs Associates, Inc.
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              a) |_|
                                                                         (b) |X|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           OO
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                             |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       7,855,764
       BENEFICIALLY         8          SHARED VOTING POWER
         OWNED BY
           EACH                        0
         REPORTING          9          SOLE DISPOSITIVE POWER
          PERSON
           WITH                        7,855,764
                            10         SHARED DISPOSITIVE POWER

                                       0
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,855,764
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.05%
14         TYPE OF REPORTING PERSON*

           CO
---------- ---------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                         Page 6 of 10 Pages
---------------------                                         ------------------



Item 1.  Security and issuer.

         The class of equity securities to which this statement relates is Common Stock, $.01 par value per share ("Shares"), of Playtex Products, Inc., a Delaware corporation ("Playtex"), with principal executive offices at 300 Nyala Farms Road, Westport, Connecticut 06880.

Item 2.  Identify and background.

         This amendment is being filed to update the statement filed jointly by J.W. Childs Equity Partners, L.P. ("Childs"), a Delaware limited partnership, J.W. Childs Advisors L.P. ("JWC Advisors"), a Delaware limited partnership which is the general partner of Childs, J.W. Childs Associates, L.P. ("Associates L.P."), a Delaware limited partnership which is the general partner of JWC Advisors and J.W. Childs Associates, Inc. ("Associates Inc."), a Delaware corporation which is the general partner of Associates L.P. Childs, JWC Advisors, Associates L.P. and Associates Inc. are the "Reporting Persons". The agreement among the Reporting Persons relating to joint filing of this amendment was filed as Exhibit 1 to the original statement.

Item 3.  Source and amount of funds or other consideration.

         This amendment is not being filed to report an acquisition or disposition of Shares, but instead to report an agreement to sell Shares and amendments to the letter agreement concerning a proposed secondary offering of Shares by Childs and certain other stockholders party to the Registration Rights Agreement described in the original filing of this statement (the "Childs Holders") and to such Registration Rights Agreement. Unless the context requires otherwise, capitalized terms used herein without definition shall have the meanings ascribed to such terms in the original filing or prior amendment of this statement.

Item 4.  Purpose of transaction.

         Childs has entered into a Stock Purchase Agreement dated as of June 1, 1998 (the "Stock Purchase Agreement") with RCBA Playtex, L.P. (the "Buyer") and Richard C. Blum & Associates, Inc. (the "Guarantor") providing for the sale by Childs and the Childs Holders to the Buyer of 6,000,000 Shares for a total purchase price of $79.5 million. In connection with the execution of the Stock Purchase Agreement, Childs entered into a letter agreement dated June 1, 1998 (the "Second Letter Agreement"), amending and superseding the original Letter Agreement, and an amendment and restatement of the Registration Rights Agreement. In connection with the execution of the foregoing documents, John Childs agreed to resign as a director of Playtex effective upon completion of the sale of Shares to the Buyer. Among the conditions to the Buyer's obligation to consummate the acquisition is the execution of a stockholders agreement between Playtex and the Buyer. The Reporting Persons understand that such stockholders agreement will provide for the election of two persons designated by the Buyer to the Playtex board of directors.

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                         Page 7 of 10 Pages
---------------------                                         ------------------



         Depending upon Childs' continuing review of its investments, Childs may (subject to any applicable securities laws) decide to sell all or any part of the remaining Shares, although it has no current plans to do so.

         Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals which would related to or result in:

         (a) The acquisition by any person of additional securities of Playtex, or the disposition of securities of Playtex;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving Playtex or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Playtex or any of its subsidiaries;

         (d) Any change in the present board of directors or management of Playtex including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of Playtex;

         (f) Any other material change in Playtex's business or corporate structure;

         (g) Changes in Playtex's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Playtex by any person;

         (h) Causing a class of securities of Playtex to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Playtex becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the issuer.

         Except as set forth in this statement, as amended, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                         Page 8 of 10 Pages
---------------------                                         ------------------



respect to any securities of Playtex, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.  Material to be filed as exhibits.

         The following documents are filed as an exhibit to this statement:

         1.       Joint Filing Agreement*

         2.       Stockholders Agreement*

         3.       First Amended and Restated Registration Rights Agreement

         4.       Form of PCH Subscription Agreement*

         5.       Second Letter Agreement

         6.       Stock Purchase Agreement
---------
* Previously filed.

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                         Page 9 of 10 Pages
---------------------                                         ------------------



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

June 5, 1998

                        J.W. CHILDS EQUITY PARTNERS, L.P.
                        By: J.W. CHILDS ADVISORS, L.P., its general partner
                        By: J.W. CHILDS ASSOCIATES, L.P., its general partner
                        By: J.W. CHILDS ASSOCIATES, INC., its general partner


                        By: /s/ Adam L. Suttin
                           Name:  Adam L. Suttin
                           Title: Vice President

                        J.W. CHILDS ADVISORS, L.P.,
                        By: J.W. CHILDS ASSOCIATES, L.P., its general partner
                        By: J.W. CHILDS ASSOCIATES, INC., its general partner


                        By: /s/ Adam L. Suttin
                           Name:  Adam L. Suttin
                           Title: Vice President

                        J.W. CHILDS ASSOCIATES, L.P.,
                        By: J.W. CHILDS ASSOCIATES, INC., its general partner


                        By: /s/ Adam L. Suttin
                           Name:  Adam L. Suttin
                           Title: Vice President

                        J.W. CHILDS ASSOCIATES, INC.


                        By: /s/ Adam L. Suttin
                           Name:  Adam L. Suttin
                           Title: Vice President

                                  SCHEDULE 13D


CUSIP No. 72813P 10 0                                        Page 10 of 10 Pages
---------------------                                        -------------------



                                  EXHIBIT INDEX

                           Exhibit

         1.         Joint Filing Agreement*

         2.         Stockholders Agreement*

         3.         First Amended and Restated Registration Rights Agreement

         4.         Form of PCH Subscription Agreement*

         5.         Second Letter Agreement

         6.         Stock Purchase Agreement
---------
* Previously filed.